Mail Stop 3-9								December 21,
2004

Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503

Re:	LHC Group, LLC.
	Registration Statement on Form S-1
      Filed November 24, 2004
	File Number 333-120792

 Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment with a brief description of the revisions made so that we can easily place your revised disclosure in its proper context.

4. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
5. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
6. Throughout the registration statement, you make assertions about
your target market using statistics and other figures that require third-party support. As one example only, you state that Medicare spending totaled $12.8 billion for the two sectors in which you operate. We note that there are a number of such statements throughout the registration statement, including in the Summary and the Business section.  Please provide independent third party support
for these statements and identify the sources of these statistics in
the registration statement. Provide supplemental marked copies of these sources for our review.
Alternatively, if the figures are based on your beliefs and estimates, you should disclose your basis for these beliefs. Statements that cannot be supported should be deleted from the registration statement.
7. In addition, you have also included statements regarding your aptitudes and your target market which, without third party support, would seem to be statements of opinion that may not be appropriate for the registration statement. As one example only, you assert that counties with 10,000-100,000 residents are underserved for your services. As another example, you state that "as an experienced provider in these markets, we believe we can more effectively establish relationships with local hospitals...."  Such statements should be substantiated or removed from the registration statement.

Summary, page 1

8. Please revise the description of your business to briefly describe the "home-based services" and "post-acute healthcare services" you provide. Please introduce your summary with a description of your services and your business model.

9. Please explain what it means to be "medicare-certified."
10. Currently, the Summary describes only the positive aspects of your business. Please provide a discussion of the risks and obstacles you face in implementing your strategy immediately after your discussion of Competitive Strengths. The new section should receive the same prominence and emphasis as the Competitive Strengths section.
11. In instances where you have disclosed your net revenue, please balance the disclosure by also including as discussion of net income.
12. Please revise your Summary and the discussion of your business to clarify how many of the nursing locations, hospitals and other facilities are owned by you and how many are owned by joint ventures.

Risk Factors, p. 7
General

13. Please delete the introductory statement, "The risks and uncertainties described below are not the only ones we face." All risk factors should be disclosed in this section.

14. Some of your risk factors are generic insofar as they apply to many companies in your industry. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. For example:

* "Our business is heavily regulated ...;"
* "We will incur increased administrative and legal costs...;" and
* "In the event we are unable to satisfy regulatory requirements relating to internal controls..."

Please revise your risk factor discussions to clarify how each risk relates to you and your business. In your response letter, please identify all places where revisions are made in response to this comment.

Risks related to our business and industry, page 7
More than 80% of our net service revenue is derived from Medicare
....," page 7
15. Are there any proposed or administrative legislative changes to the payment systems that have been proposed? If there are, a separate risk factor discussing the proposals and how they may impact your business may be warranted.
16. Please explain how changes in the case mix or therapy thresholds and reclassifications of home health resource groups or long-term care diagnosis related groups cause reductions in Medicare reimbursement.

17. If you have been materially affected by any of the situations described in these bullet points in the past, then please revise to describe the situation and its impact on your business.

"If any of our agencies or facilities fail to comply with conditions of participation ...," page 8
18. We note your statement that your agencies and facilities must comply with the extensive conditions of participation in the Medicare program. Please revise to briefly describe the material conditions.
If there are instances in the past where you were not in compliance, please revise to describe the consequences.

"CMS Recently adopted new regulations that could materially and adversely...," p.8
19. Please expand this disclosure so that investors can understand the risks posed in their proper context. Specifically, you should include disclosure that explains:
?  the meaning of the term "Medicare admissions limitation;"
? what the financial impact could be on your revenues in the affected service lines and any strategic implications for your business model; and
? the meaning of the term "long-term care diagnosis-related groups."

Please explain these phrases in simple terms that investors can easily understand.
20. Will your location that is in a non-MSA location be treated as if it is in a MSA location because its parent hospital is located in an
MSA location?

 "Legislative initiatives could negatively impact our operations and financial results." page 9
21. Please quantify the percentage of your revenue that is generated from the Medicare fee-for-service market.

"More than 80% of our nest service revenue...," p. 10
22. Please provide more disclosure regarding this risk factor with a discussion of the specific economic or competitive conditions that could have a disproportionate effect on the Company.
23. In addition, you should consider the possibility that the reverse dynamic is true. Specifically, if you have any reason to believe that market conditions in Louisiana are favorable relative to other regions of the country, then there may be a risk that replication of the business model outside of Louisiana will not be as successful as your endeavors within that state. Please disclose any such market and/or other conditions.

"If we are unable to maintain relationships with existing referral sources...," p. 10
24. If you have experienced problems in the past retaining referral and/or employee relationships or if any facts that suggest that problems may occur in the future, please revise to discuss these problems and the resulting consequences.

"Delays in reimbursement may cause liquidity problems...," p. 10
25. Please disclose the length of your typical payment cycle.
26. Please explain what types of information systems or Medicare problems can lead to delays.

"If the structure or operations of our joint ventures or strategic relationships are found to violate the law ..." page 10
27. Please revise to briefly describe the prohibitions of the federal anti-kick back and Start laws.

"If we are required to either repurchase or sell ...," page 11

28. You should also disclose the negative impact of having to sell equity pursuant to the buy/sell provisions, such as possible dilution to investors. If applicable, also consider the possibility of being forced to sell equity at a price less than the price you could obtain outside the provision.
29. Please disclose how the price would be determined. If the prices are known, disclose the amount you may be required to pay in order to acquire these interests.
30. If you could be required to sell your interests at prices below market value, please revise to disclose this possibility.
31. Please explain what alternatives you would face if you do not have the working capital necessary to make the required purchases.

"The loss of certain senior management ...," page 11

32. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
33. Are you the beneficiary of the key employee life insurance policies?

"If we are subject to substantial malpractice...," page 11

34. Please disclose the amount of malpractice insurance you carry.

"The application of state certificate of need and permit of approval regulations ..." page 12
35. Please revise to identify the states in which you operate or plan to expand into that have certificate of need or permit of approval laws. Similarly, revise "We may have difficulty acquiring assets from, or entering into joint venture or other strategic relationships with, not-for-profit entities due to increased regulatory scrutiny" to identify to identify states in which you operate that have enacting or considering enacting laws affecting sales, leases, or other transactions with not-for-profit entities.

"If we are unable to protect the proprietary nature...," p. 13
36. Please disclose whether you have had any problems maintaining the confidentiality of your software systems or methods in the past, or whether there are any facts or circumstances that lead you to believe that you may have problems in the future.
37. Additionally, explain how your business and financial performance would be harmed if a competitor developed a similar system.

"Failure of, or problems with, our critical software...," p. 13
38. Please disclose the specific systems that are critical to your business, other than Service Value.
39. If you have experienced any problems of the types described in the past or if there are any facts or circumstances that lead you to believe that you may have problems in the future, please revise to describe the problems and/or facts and circumstances.
40. If appropriate, in order to avoid repetition and customize your risk factors, please consider consolidating this risk factor with the subsequent factor called "we may experience difficulties in implementing new information systems."

"We may be unable to secure the additional capital necessary to implement our growth strategy," page 14
41. Please revise to disclose the amount that will be available under your new senior secured credit facility.

"In the event we are unable to satisfy regulatory requirements relating to internal controls ...," page 17

42. If you have any reason to believe that you will not be able to complete the evaluation in a timely manner or that there are deficiencies in your internal control over financial reporting, please revise to disclose this information.

Use of Proceeds, page 19
43. Please revise to disclose the interest rates applicable to your credit facility with Residential Funding Corporation and your loan from The Catalyst Fund and Southwest/Catalyst Capital. Additionally, state when the amounts under this credit facility and loan agreement are due.
44. If any of the amounts to be repaid was incurred within one year, describe the use of the proceeds from such indebtedness unless the proceeds were used for working capital.

Non-GAAP Financial Measures, page 24

45. We note your disclosure regarding Non-GAAP financial measures. It appears that the company uses EBITDA less minority interest and Adjusted EBITDA as non-GAAP performance measures, which are subject to the disclosure requirements of Item 10(e) of Regulation S-K, as they exclude recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-
GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

* There is a past pattern of these items occurring in each reporting period;
* The financial impact of these items will not disappear or become immaterial in the future; and
* There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management`s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003. Please revise your filing to remove all references to this measure or tell us how you disclosure complies with Item 10 of
Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Consolidated Results of Operations, page 25

46. Please disclose the following in Management`s Discussion and
Analysis:
* Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.
* If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
* State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

Liquidity and Capital Resources, page 38

47. It appears that the current discussion related to cash flows from operations focuses on the impact of line items within the statement of cash flows and does not appear to focus on the actual inflows and outflows from operations. Please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows from operations as well as the more likely than not impact these items will have on known trends and uncertainties, in particular the cash outflows from operations.

48. We note in the discussion on page 14 that the actual parent company is a holding company. Please include a discussion of the impact that this structure will have on the ability of the company to service debt at the holding company level.

Critical Accounting Policies, pages 41 - 43

49. We note that management included a discussion of the accounting policies that it views as critical to the company. What we were unable to clearly identify in the discussions related to these policies was the potential impact that each of these policies would have on the financial statements. Please revise the discussion to include a more detailed discussion, quantified where applicable, of the potential impact that each of these policies would have on the financial statements presented such as the how much the adjustment to the contractual allowance was.

Business, p.44
General

50. Please disclose the following in the Business section:
* Clarify how your system calculates net revenue. Specifically state what factors are considered in determining the estimate of contractual allowances.
* Disclose your policy for the collection of co-payments, and other payments owed from the patient. Include the percentage of these payments that are collected at the time of service. For services provided in which these payments are not made at the time service is performed, state how your historical subsequent collections have been for each period presented.
* Discuss to what extent your billing system is manual or computerized. Describe what functions are performed manually.

Growth strategy, p.47
51. Please provide more specificity to support the first two bullet points in your disclosure as your reference to internal growth and margin improvement should be supported by explaining exactly how you intend to achieve the goals you have described. For example, instead of simply saying that you want to expand the breadth of your services, you should disclose exactly which new services you hope to provide and your strategy for providing those services.

Strategic relationships, p. 50

52. If you are materially dependent upon any of your strategic relationships, then you should file your agreement with such party as an exhibit to the registration statement and provide a discussion of the material terms of the agreement.
53. In addition, if you are materially dependent, you should include a risk factor which states the nature of the dependence and the consequences if the relationship with the strategic partner was terminated for any reason.
54. We note that you have three arrangements that involve the sharing of profits and losses, where your partners only have a contractual right to share in the profits and losses. Please describe whether these joint venture partners or any other joint venture partners perform any services for the joint venture.
55. Please revise the last paragraph on page 51 to disclose the value of the 300,000 shares of common stock the 153,772 shares of common stock and the 45,356 shares of common stock.

Management Services Agreements, page 52
56. We note your statement that you manage the operations of four home nursing agencies, one hospice, one critical access hospital and one inpatient facility. Are these in addition to the facilities you state that you operate on page 44? Please explain the difference between operating such facilities and managing such facilities.
57. If you are substantially dependent on any of these management agreements, please file each agreement on which you are substantially dependent and revise your registration statement to describe the material terms of each agreement.

Certain Relationships and Related Party Transactions, page 77
58. Please revise the discussion of the Sunset Clinic Lease Agreement to disclose the amount of mortgage indebtedness that you assumed.
59. Please disclose the terms of the earnout payment pursuant to which you may be required to pay Mr. And Mrs. Briggs $337,000. When would you be required to make this payment?

Selling Security Holders, p. 79

60. Please provide the information for your selling stockholder table as soon as possible.

61. In your discussion, please include a broad discussion explaining your past offerings of securities and the manner in which the selling security holders obtained their securities.

62. If any of the selling shareholders are broker dealers, please revise to identify them as underwriters here and in the Plan of Distribution. The only exception to our position that broker dealers must be identified as underwriters is if the shares were issued as underwriting compensation. If the exception applies, please provide that information in your document.

63. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations:

* The Selling Shareholder purchased in the ordinary course of business and
* At the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

64. Please revise the selling shareholder table to indicate the natural persons who have voting and dispositive control over the shares held by The Catalyst Fund, Ltd., Southwest/Catalyst
Capital,
Ltd., and Beta Home Healthcare.

Underwriting, page 90
65. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
66. You have indicated that the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
67. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
68. Please advise us if you are planning to do a directed share offering. If so, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter.
Tell us when you intend to send them to these potential purchasers.
Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134. Additionally, revise your prospectus to provide information about the directed share offering. We may have further comments.

Consolidated Balance Sheets, page F-3

69. We note that the company intends to convert the member units into shares and affect a stock split prior to the offering contemplated in this registration statement. Please include a note that discusses the current equity structure, the future equity structure, the expected conversion amount, the effect of the stock split, and any other relevant information needed to understand the impact of this offering.

Consolidated Statements of Income, page F-4

70. We note within your description of The Offering on page 4, that management anticipates completing conversion of member units and a stock split which will occur prior to the completion of this offering. As such, please revise your historical earnings per unit presentation to give effect to the proposed stock split and consider the need to include pro forma information related to the conversion.

71. The caption "Equity-based compensation expense" does not appear appropriate because it does not identify the nature of the expense but only the method of payment. We note that this compensation may relate to all expense categories. Revise the statement to properly allocate the amounts to the appropriate operating expenses captions.
Revise your Selected and Summary Consolidated Financial Data and your
MD&A, accordingly.

72. It appears that you have recognized an impairment charge of $351,000 for the year ended December 31, 2003. In accordance with SFAS 142, paragraph 43, please present the aggregate amount of goodwill impairment losses as a separate line item in the income statement.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Principles of Consolidation, pages F-7 - F-8

73. The discussion include under the heading "Joint Ventures" on pages 51 - 52 describes a very complex consolidation model that the current disclosure does not appear to reflect. Please revise this disclosure to more completely address the types of entities consolidated as well as the accounting policy that allows this consolidation.

Revenue Recognition, page F-8

74. For all services described, include a more detailed description of the timing of the revenue recognition. Parts of the disclosure currently discuss the types of reimbursements, but do not address the timing of the recognition.

Accounts Receivable and Allowances for Uncollectible Accounts, page
F-10

75. Please provide justification for recording amounts billed and received in advance of actual services performed as amounts due to the Medicare program as this appears to be appropriately classified as unearned revenue. Additionally, please include a discussion as to why management believes that it is appropriate to record this amounts as a reduction to accounts receivable.

Minority Interest and Cooperative Endeavor Agreements, page F-12

76. Please provide a detailed description of the accounting treatment for the "cooperative endeavor agreements" and the specific accounting literature management relied upon to arrive at this accounting treatment. Please specifically justify current classification as non-operating revenue/expense and aggregation with minority interest.
Also revise the Consolidated Statements of Income to below income tax expense. Refer to Item 504(b)(12) of Regulation S-K.

Equity-Based Compensation Expense, page F-13

77. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since December 31, 2003 through the date of your response. Please provide the following information separately for each equity issuance:

* The date of the transaction,
* The number of options granted or shares issued,
* The exercise price or per share amount paid,
* Management`s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,
* An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,
* The identity of the recipient, indicating if the recipient was a related party,
* Nature and terms of concurrent transactions,
* The amount of any compensation or interest expense element,
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and,
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Please also provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. Please disclose this information in the annual and interim financial statements.

3. Acquisitions and Divestitures, page F-14

78. We note that a significant portion of the purchase price for recent acquisitions was allocated to goodwill. Please provide supplementally, a summary of management`s consideration for each of these transactions why a more significant portion of the purchase price did not meet the contractual-legal criterion and the separability criterion of SFAS 141. For the instances where the Company purchases additional interest in joint ventures, please provide an analysis as to why allocation to goodwill is appropriate.
Please cite appropriate accounting literature.

79. Please provide to us, management`s justification for recording the operations of divested facilities and joint venture entities as continuing operations. It would appear that the operations would be appropriately be classified as discontinued operations under the provisions of SFAS 144. Please revise or advise

7.  Related Party Agreements
Sunset Clinic Lease Agreement, page F-20

80. Please provide to us and disclose how management recorded the acquisition of the 100% ownership interest in Oak Shadows of Sunset,
LLC and the assumption of the lease guarantee.

10.  Commitments and Contingencies
Contingencies, pages F-21 - F-22

81. Please clarify in the disclosure how the execution of certain exchange agreements as described in note 15 relates to this amount.
Also include a more detailed description of the number of agreements as well as the key drivers that are included in the $5.8 million disclosed on page F-21.

82. We note in the disclosure under the "Joint Venture" heading on page 52 that "several of [your] joint ventures grant a buy/sell option that will require [you] to either purchase or sell all of their membership interests in the joint venture." We were unable to identify in the financial statements a discussion of this obligation.
Please revise notes to include a discussion of these agreements. Also provide to us and disclose a more detailed discussion of these provisions and the accounting applied to them.

83. We note your disclosure regarding the earn-out payment to former shareholders under a non-compete agreement. What is unclear is whether or not the Company believes that that this matter will result in a material, estimable, and probable liability to pay the former shareholders. Please expand your disclosure of this matter. If it is a reasonable possibility that a loss may occur, disclose the range of possible losses or state that an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

September 30, 2004 Interim Financial Statements

84. We note that it appears that management significantly increased its level of allowance for uncollectible accounts in the interim period. Please include a discussion in MD&A related to facts and circumstances that led to this increase. Consider any known trends or uncertainties that this change implies.

Exhibits

85. We note that you intend to file many of your exhibits by amendment. Please note that we may have additional comments after we have had an opportunity to review your exhibits.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 824-5547 or James Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.
   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Steven Pottle
   	Alston & Bird
   	1201 West Peachtree Street
   	Atlanta, Georgia 30309-3424
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LHC Group, LLC.